LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

ATMOSPHERIC WATER SOLUTIONS, LLC

This LIMITED LIABILITY COMPANY AGREEMENT, dated as of March 3, 2017, (this "**Agreement**"), is entered into, by and among ATMOSPHERIC WATER SOLUTIONS, LLC, a Florida limited liability company (the "**Company**"), and each of the person(s) listed on the signature pages hereof or otherwise bound by this Agreement pursuant to the terms hereof.

In consideration of the mutual covenants and agreements contained in this Agreement, the Member(s) hereby agree as follows:

ARTICLE I

Organization

Section 1.1. **Formation.** The Member(s) hereby authorize and ratify the formation of the Company as a limited liability company pursuant to the provisions of the Act effective on the date of the filing of the Certificate with the Florida Secretary of State pursuant to the Act.

Section 1.2. **Name.** The name of the Company shall be "**ATMOSPHERIC WATER SOLUTIONS, LLC**" or such other name as the Member(s) may from time to time determine. The Manager shall cause to be filed on behalf of the Company such assumed or fictitious name certificate or certificates as may, from time to time, be required by law.

Section 1.3. **Purposes and Powers.** The purposes for which the Company is organized are as set forth in the Certificate. Except as otherwise provided in the Certificate, the Company shall have all powers permissible under the Act to carry out its business and affairs.

Section 1.4. **Effective Date.** This Agreement shall be effective on January 1, 2017 (the "**Effective Date**").

Section 1.5. **Term.** The term of duration of the Company shall be as set forth in the Certificate, unless the Company is earlier dissolved and terminated in accordance with this Agreement or the Act.

Section 1.6. **Registered Office and Registered Agent.** The street address of the Company's initial registered office in Florida and the name of the Company's initial registered agent at such registered office are as set forth in the Certificate. The registered office and registered agent of the Company may be changed from time to time by complying with the procedures set forth in the Act.

Section 1.7.   Principal Place of Business. The principal place of business of the Company shall be located at any address, within or outside of the State of Florida, as the Manager shall from time to time establish as a location of the Company's principal executive offices.

ARTICLE II

Member(s), Capital Contributions, and Capital Accounts

Section 2.1.   Member(s)/Classes. The Company shall have Class A Member(s) Units and Class B Member(s) Units. Each Class A Member Unit and Class B Member Unit shall have the same distribution and other rights with respect to each Unit and Class B Members shall have no voting rights, except as expressly provided otherwise in this Agreement.

A simple majority vote of the Class A Units is all that is required to pass resolutions, except a quorum of 75% of the Class A Member Units and Class B Member Units (combined) and a majority of 75% of the Class A Member Units and Class B Member Units (combined) present and entitled to vote is required to pass resolutions concerning the following matters:

·   a change in control or change in Manager compensation (zero as of the Effective Date);
·   issuance of any debt securities in a cumulative amount over US$5,000,000.00;
·   dissolution and the appointment of a receiver, trustee or custodian for the Company; and
·   changes in the Company Articles of Organization or Operating Agreement pursuant to Section 12.4.

The Class A Member(s) of the Company, and their respective percentage interests are set forth in Schedule A attached hereto. No Class B interests have been issued as of the Effective Date.

Section 2.2.   Capital Contributions. Each Member acknowledges and agrees that, as of the Effective Date of this Agreement, each Member has made a Capital Contribution to the Company in the amount and form as specified for such Member on Schedule A attached hereto.

Section 2.3.   Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions. However, if the Manager shall at any time determine that additional Capital Contributions are necessary or advisable, then, for a period of 30 days after the Manager notifies the Member(s) of such need for additional Capital Contributions, the Member(s) shall have the right, but not the obligation, to make such additional Capital Contributions at the same price and upon the same terms and conditions on a pro rata basis in accordance with their respective Percentage Interests. If any Member does not make such additional Capital Contributions within such 30-day period, then such additional Capital Contributions may be made by participating Member(s).

Section 2.4.   Member Loans. Any Member may loan funds to the Company upon such terms and conditions as shall be approved by a Majority in Interest of the Class A Interests. Any such Member loan shall not be considered a Capital Contribution, except as otherwise agreed to in writing by the loaning Member and a Majority in Interest of the Class A Interests.

Section 2.5.   Capital Accounts.

Subsection 2.5.1. Maintenance of Capital Accounts. A separate Capital Account shall be established and maintained for each Interest Holder in the manner provided by Section 1.704-l(b)(2)(iv) of the IRC Regulations. Capital Accounts shall be maintained separately for Class A Interests and Class B Interests for each Member, but the combined Capital Accounts of any Member shall constitute such Member's single Capital Account maintained as required by the Regulations. The Capital Account of each Interest Holder shall consist of the amount of cash and the fair market value of property (net of any liability secured by such property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code "IRC") that the Interest Holder has contributed, or is deemed herein to have contributed, to the Company as Capital Contributions, adjusted as follows:

(a)   The Capital Account of an Interest Holder shall be increased by (i) all Net Profits allocated to such Interest Holder, (ii) any items in the nature of income or gains specially allocated to the Interest Holder pursuant to Section 3.3, and (iii) the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder).

(b)   The Capital Account of an Interest Holder shall be decreased by (i) all Net Losses allocated to the Interest Holder, (ii) any items in the nature of expenses or losses specially allocated to the Interest Holder pursuant to Section 3.3, and (iii) the amount of cash and the fair market value of any Company property distributed to the Interest Holder (net of any liability securing such distributed property that the Interest Holder is considered to assume or take subject to under Section 752 of the Internal Revenue Code).

(c)   If the book value of the Company property is adjusted pursuant to Section 3.4, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment.

(d)   It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Section 1.704-1(b) of the Regulations, and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with such Regulations. The Capital Account of the Interest Holders shall be adjusted in any other manner required by such Regulations or otherwise in order to be deemed properly maintained for federal income tax purposes.

Subsection 2.5.2. Assignee's Capital Account. If any Interest is transferred in compliance with this Agreement, the Capital Account of the Transferor shall become the Capital

Account of the Assignee to the extent it relates to the transferred Interest in accordance with Section 1.704-1(b)(2)(iv) of the Regulations.

Subsection 2.5.3. No Obligation to Restore Negative Capital Account. No Interest Holder shall have any liability or obligation to restore a negative or deficit balance in such Interest Holder's Capital Account.

Section 2.6. Return and Withdrawal of Capital Contributions. No interest shall accrue or be payable on any Capital Contribution or Capital Account. No Interest Holder shall have the right to withdraw his or her Capital Contribution or to demand and receive property of the Company or any distribution in return for his or her Capital Contribution, except as expressly provided in this Agreement or as required by law. To the extent that an Interest Holder has a right to demand a return of all or any portion of his or her Capital Contribution, the Interest Holder shall not have a right to demand and receive a return of his or her Capital Contribution in a form other than cash, irrespective of the nature of his or her Capital Contribution.

ARTICLE III

Distributions and Allocations

Section 3.1. Distributions.

Subsection 3.1.1. Distributions of Distributable Cash. The Distributable Cash shall be distributed to the Interest Holders at least quarterly in accordance with their respective Percentage Interests. Notwithstanding the foregoing in this Subsection 3.1.1, any distributions in anticipation of the dissolution of the Company or subsequent to the occurrence of the dissolution of the Company shall be made as provided in Section 10.4.

Subsection 3.1.2. Record Date for Distributions of Distributable Cash. Tax distributions shall be made to the Persons shown on the records of the Company to have been Interest Holders of the Company in proportion to the length of time that such Persons were Interest Holders of the Company for the applicable taxable year. Any other distributions of Distributable Cash or other assets of the Company in respect of an Interest shall be made to the Persons shown on the records of the Company to have been Interest Holders as of the date of such distributions. Neither the Company nor any Manager or Member shall incur any liability for making distributions in accordance with this Subsection whether or not the Company or the Manager or Member has knowledge or notice of any transfer or purported transfer of an Interest.

Subsection 3.1.3. Tax Distributions. The Manager will use its reasonable best efforts, consistent with the cash flow needs of the Company as determined in the sole discretion of the Manager, to make a cash distribution to the Member(s) on or before April 15 of each year in an amount necessary for each Member to pay its income taxes resulting from the allocation of Net Profits pursuant to Section 3.2 for the tax year ending within, or concurrently with, as the case may be, the calendar year immediately preceding the calendar year of the distribution. Any such distributions (i) shall be made in the order of priority set forth in Section 3.1.1, and (ii) shall be calculated at an assumed tax rate of thirty-five percent (35%).

Section 3.2. <u>Allocation of Net Profits and Net Losses</u>.

Subsection 3.2.1. <u>Allocation of Net Profits</u>. Except as set forth in Section 3.3, Net Profits shall be allocated in the following order of priority:

(a) first, to all Interest Holders in proportion to the negative balances in their respective Capital Accounts until all such negative balances have been increased to zero ($0);

(b) then, to all Interest Holders in an amount equal to, or, if less, in proportion to, the positive differences between (i) each such Interest Holder's Unreimbursed Capital Contribution, and (ii) the positive balance in his or her Capital Account;

(c) then, to all Interest Holders in accordance with their respective Percentage Interests.

Subsection 3.2.2. <u>Allocation of Net Losses</u>. Except as set forth in Section 3.3, Net Losses shall be allocated in the following order of priority:

(a) first, to all Interest Holders in an amount equal to, or, if less, in proportion to, the positive differences between (x) the positive balance in the Interest Holder's Capital Account and (x) each such Interest Holder's Unreimbursed Capital Contribution;

(b) then, to all Interest Holders in proportion to the positive balances in their respective Capital Accounts until all such positive balances have been decreased to zero ($0); and

(c) then, to all Interest Holders in accordance with their respective Percentage Interests.

Section 3.3. <u>Special Allocations</u>.

Subsection 3.3.1. <u>Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.704-2(f) of the Regulations, if, during any taxable year, there is a net decrease in Minimum Gain, notwithstanding any other allocation pursuant to this Article III, each Interest Holder shall be specially allocated items of income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder's share of the net decrease in Minimum Gain, determined in accordance with Section 1.704-2(g) of the Regulations. Such allocations shall be made in proportion to the respective amounts required to be allocated to each Interest Holder pursuant to such Regulations. Allocations of income and gain pursuant to this Subsection shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Section 752 of the Internal Revenue Code), to the extent of the Minimum

Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. This Subsection is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

Subsection 3.3.2. **Member Minimum Gain.** Except as otherwise provided in Section 1.704-1(i)(4) of the Regulations, if there is a net decrease in Member Minimum Gain during any taxable year, notwithstanding any other allocation pursuant to this Article III, each Interest Holder who has a share of the Member Minimum Gain, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Person's share of the net decrease in Member Minimum Gain, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Such allocations shall be made in proportion to the respective amounts required to be allocated to each Interest Holder pursuant to such Regulations. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Subsection is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

Subsection 3.3.3. **Qualified Income Offset.** No Interest Holder shall be allocated Net Losses or deductions if the allocation causes an Interest Holder to have an Adjusted Capital Account Deficit. If an Interest Holder receives (i) an allocation of Net Loss or deduction (or item thereof), or (ii) any distribution which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder, before any other allocation is made of Company items for that taxable year, in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Interest Holder as quickly as possible and to the extent required by Section 1.704-1(b)(2)(ii)*(d)* of the Regulations. This Subsection is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Section 704(b) of the Internal Revenue Code.

Subsection 3.3.4. **Nonrecourse Deductions.** Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders, pro rata in proportion to their respective Percentage Interests.

Subsection 3.3.5. **Member Loan Nonrecourse Deductions.** Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Section 1.704-2(i)(1) of the Regulations.

Subsection 3.3.6. **Section 754 Adjustments.** To the extent an adjustment to the tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Internal Revenue Code is required, pursuant to Section 1.704-1(b)(2)(iv)*(m)* of the Regulations, to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Regulations.

Subsection 3.3.7. Distribution of Assets. If the Company at any time distributes any of its assets in kind to any Interest Holder, the Capital Account of each Interest Holder shall be adjusted to account for that Interest Holder's allocable share (as determined pursuant to Section 3.2) of the Net Profits or Net Losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

Subsection 3.3.8. Guaranteed Payments. To the extent any compensation paid to any Member by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Section 707(c) of the Internal Revenue Code or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Section 707(a) of the Internal Revenue Code, the Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's Capital Account shall be adjusted to reflect the payment of that compensation.

Subsection 3.3.9. Unrealized Receivables. If an Interest Holder's Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder's Interest), the Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of Section 751 of the Internal Revenue Code) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Net Profits otherwise allocable upon a liquidation or dissolution of the Company which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture. Any questions as to the aforesaid allocation of ordinary income (recapture), to the extent such questions cannot be resolved in the manner specified above, shall be resolved by the Manager.

Subsection 3.3.10. Withholding. All amounts required to be withheld pursuant to Section 1446 of the Internal Revenue Code or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

Subsection 3.3.11. Curative Allocations. The allocations set forth in Subsections 3.3.1 through 3.3.6 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Member(s) that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of the items of Company income, gain, loss, deduction, or credit pursuant to this Subsection. Therefore, notwithstanding any other provisions of this Article III (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, the Capital Account balance of each Interest Holder is, to the extent possible, equal to the Capital Account balance which such Interest Holder would have had if the Regulatory Allocations were not part of the Agreement. In exercising their discretion under this Subsection, the Manager shall take into account future Regulatory Allocations under Subsections 3.3.1 and 3.3.2 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Subsections 3.3.4 and 3.3.5.

Section 3.4. **Contributed Property and Book-Ups.** In accordance with Section 704(c) of the Internal Revenue Code and the Regulations thereunder, as well as Section 1.704-1(b)(2)(iv)(d)(3) of the Regulations, income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value on the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Section 704(c) of the Internal Revenue Code and the Regulations thereunder.

Section 3.5. **Partial Year Allocations.** If any Interest is transferred, or if the number of Units outstanding is increased or decreased by reason of the admission of an Additional Member or otherwise, during any fiscal year of the Company, the Net Profits, Net Losses, and other items of income, gain, loss, deduction and credit of the Company for such fiscal year shall be (i) assigned pro rata to each day of such fiscal year during which such item is accrued or otherwise incurred, and the amount of each item so assigned to any such day shall be allocated to Interest Holders based upon their respective Percentage Interests at the close of each such day, or (ii) allocated among the Interest Holders in accordance with Section 706 of the Internal Revenue Code and the Regulations promulgated thereunder, using any conventions permitted by law.

ARTICLE IV

Management; Rights and Duties of Manager

Section 4.1. **Management of Company's Business and Affairs.** Except as expressly provided otherwise in this Agreement or any mandatory provision of the Act, the management, control, and operation of the business and affairs of the Company shall be exclusively vested in the Manager.

Section 4.2. **Number, Term and Qualifications.** The Company shall have one (1) Manager, and such Manager need not be a Member or a natural person. The Manager as of the Effective Date shall be Douglas Marcille, and he shall continue as Manager for a term of five (5) years.

Section 4.3. **Powers of the Manager.** Except and subject to the rights and authority reserved to the Member(s) pursuant to Section 5.1 and elsewhere in this Agreement, the Manager may generally exercise all powers of the Company and do all lawful acts necessary, advisable, or convenient to carry out the business and affairs of the Company, including, without limitation, the right, power, and authority, on behalf of the Company, to:

(a)   purchase, sell, lease, exchange, and otherwise deal with the properties and assets of the Company at such price, rental, or amount, and upon such terms and conditions, as the Manager shall deem advisable;

(b)   borrow money and issue notes, bonds, and other debt obligations; mortgage, grant a security interest in, or subject to any other lien, any or all of the property of the Company; repay, refinance, modify, or extend any loan and any mortgage or other security instrument or lien; and guarantee any indebtedness of any Affiliate of the Company;

(c)   open, maintain and close accounts in the name of the Company in banks, savings and loan associations, brokerage firms, and other financial institutions; deposit funds into an withdraw funds from such accounts; and draw checks and other orders for the payment of money by the Company;

(d)   employ, retain, and discharge such employees, agents, managers, architects, contractors, subcontractors, accountants, attorneys, consultants and other Persons, including any other Member or Affiliate of any Member, necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the Manager shall determine to be reasonable;

(e)   commence, defend, and settle, on behalf of the Company, any and all actions and proceedings at law or equity before any court or governmental, administrative, or other regulatory agency, body, or commission;

(f)   enter into, execute, and perform such contracts, agreements and other undertakings to which the Company may be a party, including agreements, undertakings and transactions with any Member or Manager, or any of their Affiliates (subject to Section 12.3);

(g)   incur and pay all expenses and obligations incident to the management, control, and operation of the Company;

(h)   make reasonable and necessary capital expenditures for the repair and improvement of real estate held by the Company and take all actions reasonably necessary for the maintenance, operation, and management thereof;

(i)   obtain and maintain, at the expense of the Company, public liability, property, casualty, and other insurance coverage necessary or desirable for the protection or conservation of the Company and its assets;

(j)　　invest funds of the Company temporarily in savings accounts in federally insured financial institutions, certificates of deposits issued by federally insured financial institutions, short-term interest-bearing obligations of publicly-held corporations, state and local governments, and the United States, and money market funds;

(k)　　prepare and cause to be prepared reports, statements and other relevant information for distribution to Member(s) as may be required or determined to be appropriate by the Member(s) from time to time;

(l)　　prepare and file all necessary returns and statements and pay all taxes, assessments and other impositions applicable to the assets of the Company; and

(m)　　execute all documents or instruments, perform all duties and powers, and do all things for and on behalf of the Company in all matters necessary or desirable or incidental to the foregoing.

Section 4.4.　Reliance by Third Parties. The Manager shall be an agent of the Company for the purpose of its business, and any act of the Manager, including the signing of an instrument in the Company's name, for apparently carrying on, in the ordinary course, the Company's business or business of the kind carried on by the Company shall bind the Company, unless (i) the Manager had no authority to act for the Company in a particular matter, and (ii) the person with whom the Manager was dealing knew or had notice that the Manager lacked authority. Any act of the Manager which is not apparently for carrying on, in the ordinary course, the Company's business or business of the kind carried on by the Company shall bind the Company only if the act was authorized pursuant to Section 5.1. Notwithstanding the foregoing, except as expressly provided otherwise in the Certificate, the Manager may sign and deliver any instrument transferring or affecting the Company's interest in real property, and the instrument shall be conclusive in favor of a person who gives value without knowledge of the lack of the authority of the person signing and delivering the instrument.

Section 4.5.　Liability of Manager. To the fullest extent permitted by the Act, the Manager shall not be liable for damages to the Company or to the Member(s) or any Assignees for any action taken or failure to act on behalf of the Company, unless the act or omission constitutes grossly negligent or reckless conduct, intentional misconduct, a knowing violation of law, or a breach of this Agreement. The Manager shall not be liable when relying in good faith upon the records of the Company and on the information, opinions, reports, or statements presented to the Company by the Company's Member(s), agents, or employees, or by any other Person concerning matters which the Manager reasonably believes are within such other Person's professional or expert competence, and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements concerning the value and amount of the assets, liabilities, profits, or losses of the Company or other facts pertinent to the existence and amount of assets from which distributions to Member(s) might properly be paid.

Section 4.6.　Compensation. The Company may pay to the Manager, or any Affiliate of the Manager, compensation for services rendered to the Company. Such compensation shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the recipient of any Net Profits, Net Losses, or capital of the Company.

Section 4.7. **Reimbursement of Expenses.** The Manager shall be entitled to reimbursement by the Company of expenses reasonably incurred and paid by the Manager on behalf of or for the benefit of the Company. Any question as to whether the Manager is entitled to reimbursement of expenses under this Section shall be determined by a Majority in Interest of the Class A Interests.

Section 4.8. **Resignation; Affiliate as Substitute Manager.** The Manager may resign as the Manager of the Company at any time by giving written notice thereof to the Company, which resignation shall be effective when such notice is given to the Company, unless such notice specifies a later effective date. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Member. Notwithstanding Section 4.10, the Manager shall be entitled to resign and appoint one of its Affiliates as a replacement Manager without the consent of any Member(s).

Section 4.9. **Removal.** The Manager may be removed, with or without cause, by the affirmative vote of a Majority in Interest of the Class A Member(s). Such removal shall be effective when written notice thereof, signed by such Member(s) is received by the Manager, unless such notice specifies a later effective date. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Member.

Section 4.10. **Vacancy.** If the Manager resigns or is removed, then the successor Manager shall be appointed by the affirmative vote of a Majority in Interest of the Class A Member(s).

Section 4.11. **Power of Attorney.** Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact (the "**Attorney in Fact**"), in the Member's name, place and stead, to make, execute, sign, acknowledge and file:

(a) The Certificate, and all amendments thereto made in accordance with this Agreement;

(b) Any and all certificates, instruments or other documents required to be filed by the Company under the laws of the State of Florida or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Florida;

(c) One or more fictitious, assumed name, or trade name certificates;

(d) Any and all certificates, instruments and other documents which may be required to dissolve and terminate the Company; and

11

(e) All other certificates, instruments and documents that may be required or permitted by law to be filed on behalf of the Company that are not inconsistent with the provisions of this Agreement.

This power of attorney granted herein is irrevocable and shall be deemed to be coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. This power of attorney shall also survive any Transfer of any Interest, except that if the Assignee is admitted as a Substitute Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney in Fact to execute, acknowledge and file any documents necessary to effectuate the admission of the Assignee as a Substitute Member. Each Member shall be bound by any representations made by the Attorney in Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of the Attorney in Fact taken in good faith under this power of attorney.

ARTICLE V

Rights and Duties of Member(s)

Section 5.1. Management Rights of Member(s). Except as expressly provided otherwise in the Certificate or this Agreement or by any mandatory provision of the Act, no Member, except a Member who is also the Manager (and then only in their capacity as a Manager within the scope of their authority hereunder), shall participate in the management of the business or affairs of the Company, said powers being vested solely and exclusively in the Manager. Notwithstanding the preceding sentence, and except as expressly provided otherwise in the Certificate or this Agreement or by any mandatory provision of the Act, the Member(s) shall have the right to approve the following matters:

(a) the election and removal of the Manager, in accordance with Article IV;

(b) the amendment of the Certificate, in accordance with the Act;

(c) the amendment of this Agreement, in accordance with Section 12.4;

(d) the approval of the admission of an Additional Member, in accordance with Section 9.1;

(e) the dissolution of the Company, in accordance with Section 10.1;

(f) the continuation of the business of the Company after dissolution of the Company, in accordance with Section 10.2; and

(g) any other matters for which the consent or approval of the Member(s) is expressly required pursuant to this Agreement, the Certificate, or any mandatory provision of the Act.

Section 5.2.   **Approval of Matters by Member(s).** Except as expressly provided otherwise in the Certificate or this Agreement or by any mandatory provision of the Act, each matter required or permitted to be approved by the Member(s), or any class or series thereof, shall be considered approved or consented to upon the affirmative vote, approval, or consent, either in writing or at a meeting of the Member(s), of a Majority in Interest of the Class A Interests, or any class or series thereof, as applicable.

Section 5.3.   **Meetings of Member(s).**

Subsection 5.3.1.   **Annual Meetings.** The annual meeting of the Member(s) shall be held on the date specified by the Manager. The failure to hold the annual meeting of the Member(s) at the designated time shall not affect the validity of any Company action.

Subsection 5.3.2.   **Special Meetings.** Special meetings of the Member(s) shall be held if called by those Member(s) holding at least 50% of the Percentage Interests then held by the Member(s) entitled to vote on any matter and describing the purposes of the meeting.

Subsection 5.3.3.   **Place of Meetings.** Meetings of the Member(s) shall be held at the principal place of business of the Company or at such other place, within or without the State of Florida, as may be specified in the notice of the meeting, or waiver of notice thereof.

Subsection 5.3.4.   **Notice of Meetings.** Notice of the date, time and place of each annual and special meeting of the Member(s), and a description of the purpose or purposes of such meeting if it is a special meeting, shall be given by the Manager or by the Member(s) who called the meeting to each Member of record entitled to vote at such meeting no fewer than 10 nor more than 60 days before the date of the meeting, in the manner specified in Section 12.12.

Subsection 5.3.5.   **Waiver of Notice.** Notice of any such meeting may be waived by any Member before or after the date and time stated in the notice by delivering a written waiver of notice to the Company for inclusion in the minutes or filing with the Company records. A Member's attendance at a meeting, either in person or by duly authorized proxy: (i) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

Subsection 5.3.6.   **Record Date.** For the purpose of determining the Member(s) entitled to notice of a Member(s)' meeting, to demand a special meeting, to vote, or to take any other action, the record date for determining Member(s) entitled to notice of and to vote at an annual or special Member(s)' meeting shall be the close of business on the day before the notice is first mailed, sent, or delivered to the Member(s).

Subsection 5.3.7. **Voting at Meetings.**

(a)   Voting Rights. Except as expressly provided otherwise in this Agreement, the Certificate, or by any mandatory provision of the Act (i) each Class A Member shall be entitled to one vote for each Unit owned by such Member, or such fraction of one vote for each fractional Unit owned by such Member, on each matter voted on at a meeting of the Member(s), and (ii) the Class B Member(s) shall have no voting rights.

(b)   Voting of Units Owned by Corporations. Any Units standing in the name of a corporation may be voted by such officer, agent or proxy as the board of directors of such other corporation may appoint, or as the bylaws of such other corporation may prescribe, and in the absence of such designation, by such Person as may be nominated in a proxy duly executed for the purpose by the chairman or president of such corporation.

(c)   Voting of Units Owned by Fiduciaries. Units held by fiduciaries may be voted by the fiduciaries in such manner as the instrument or order, appointing such fiduciaries, may direct. In the absence of such direction, or the inability of the fiduciaries to act in accordance therewith, the following provisions shall apply:

(i)   Where Units are held jointly by three or more fiduciaries, such Units shall be voted in accordance with the will of the majority in number of such fiduciaries.

(ii)   Where the fiduciaries, or a majority of them, cannot agree, or where they are equally divided, upon the question of voting such Units, any court of general equity jurisdiction may, upon petition filed by any of such fiduciaries, or by any party in interest, direct the voting of such Units as it may deem for the best interests of the beneficiaries, and such Units shall be voted in accordance with such direction.

(iii)   The general proxy of a fiduciary shall be given the same weight and effect as the general proxy of an individual or corporation.

(d)   Voting of Pledged Units. Units that are pledged may, unless otherwise provided in the agreement of pledge, be voted by the Member pledging the same until the Units shall have been transferred to the pledgee on the books of the Company and the pledgee shall have been admitted as a Substitute Member, and thereafter they may be voted by the pledgee.

(e)   Proxies. A Member may vote such Member's Units in person or by proxy appointed by a written appointment form signed by such Member or by such Member's attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent of the Company authorized to tabulate votes. An appointment of a proxy is valid for 11 months unless a shorter or longer period is expressly provided in the appointment form.

Subsection 5.3.8. Conduct of Meetings. At any meeting of the Member(s), the Manager or other Person selected by the Manager shall preside as chairman at any meeting of the Member(s). The chairman of any meeting of the Member(s) shall appoint a Person to act as secretary of the meeting, and the secretary of the meeting shall prepare minutes of the meeting which shall be placed in the minute books of the Company. The order of business at each meeting of the Member(s) shall be as determined by the chairman of the meeting, except that the order of business at any meeting may be changed by the vote of the Member(s) present in person or by proxy and entitled to vote as such meeting.

Subsection 5.3.9. Action by Unanimous Written Consent. Any action required or permitted to be taken at a Member(s)' meeting may be taken without a meeting if the action is approved by all of the Member(s) entitled to vote on the action, evidenced by one or more written consents describing the action taken, signed by all of the Member(s) entitled to vote on the action, and delivered to the Company for inclusion in the minutes or filing with the Company records. Unless the record date has been determined pursuant to Subsection 5.3.6, the record date for determining Member(s) entitled to take action without a meeting shall be the earliest date on which any Member signs a consent. Such action by the Member(s) by unanimous written consent shall be effective when the last Member signs a consent, unless the consent specifies a different prior or subsequent effective date.

Subsection 5.3.10. Participation in Meetings by Conference Telecommunication. Any or all Member(s) may participate in a Member(s)' meeting by or through the use of any means of communication by which all Member(s) participating may simultaneously hear each other during the meeting. A Member participating in a meeting by this means shall be deemed to be present in person at the meeting.

Section 5.4. No Authority to Bind Company. A Member acting solely in such Member's capacity as a Member (rather than as a Manager) shall not be an agent of the Company and shall not have any right, power, or authority to transact any business in the name of the Company or to act for or on behalf of, or to bind, the Company.

Section 5.5. No Duties. No Member shall have any duties to the Company or to the other Member(s) solely by reason of being a Member or acting in the capacity as a Member of the Company, except as provided otherwise in this Agreement or the Certificate.

Section 5.6. Compensation. No Member shall be entitled to any compensation for services performed for the Company in such Member's capacity as a Member, except as approved by the Manager. Any such compensation so approved by the Manager shall be treated as expenses of the Company and shall not be deemed to constitute distributions of Net Profits or capital of the Company.

Section 5.7. Reimbursement of Expenses. Each Member shall be entitled to reimbursement by the Company of expenses reasonably incurred and paid by such Member on behalf of or for the benefit of the Company. Any question as to whether a Member is entitled to reimbursement of expenses under this Section shall be determined by the Manager.

Section 5.8.   Further Assurances. Each Member agrees to execute and deliver to the Company, within five (5) days after receipt of a written request therefor, all estoppel certificates, other certificates, designations, powers of attorney, and other instruments and documents, including, without limitation, all amendments to this Agreement adopted in accordance with this Agreement, tax statements, and tax returns, and to take such other actions, as the Company shall deem necessary or advisable to comply with any laws, rules or regulations applicable to the Company or to enable the Company to carry on its business or otherwise effectuate the purposes of this Agreement.

Section 5.9.   Waiver of Partition. Each Member, on behalf of such Member and such Member's successors and assigns, hereby waives any rights to have any property of the Company partitioned. No Member shall make any application to any court or other authority, or otherwise commence or prosecute any action or proceeding, for partition or sale of the Company property. Upon any breach of this Section, the Company and each non-breaching Member shall be entitled to a decree or other order restraining and enjoining any such application, action or proceeding.

ARTICLE VI

Officers

Section 6.1.   Election, Qualification and Term of Officers. The officers of the Company shall consist of a President, a Secretary, a Treasurer, and such other officers as the Manager may from time to time deem advisable, including, without limitation, one or more Vice Presidents, an Assistant Secretary, or an Assistant Treasurer. The same individual may simultaneously hold more than one office in the Company. The initial officers of the Company shall be appointed by the Manager. Each officer shall hold office until his or her successor is chosen and qualified, or until his or her death, resignation, or removal. The election or appointment of an officer does not itself create contract rights.

Section 6.2.   Resignation. Any officer may resign at any time by delivering notice to the Manager, or the President or Secretary of the Company, which resignation shall be effective when the notice is delivered unless the notice specifies a later effective date. The resignation of an officer does not affect the Company's contract rights, if any, with the officer.

Section 6.3.   Removal. Any officer may be removed at any time, with or without cause, by the Manager; provided, however, that the removal of an officer does not affect such officer's contract rights, if any, with the Company.

Section 6.4.   Vacancies. Any vacancy in any office because of the death, resignation, removal, increase in the number of offices of the Company, or otherwise, shall be filled by the Manager, and the officer so elected shall hold office until his or her successor is chosen and qualified, or until his or her death, resignation or removal.

Section 6.5.   President.   Subject to the control of the Manager and unless as otherwise determined by the Manager, the President shall be the chief executive and operating officer of the Company, shall direct and manage the business and affairs of the Company, and shall coordinate and supervise the work of its other officers. The President shall preside at all meetings of the Member(s) at which the President is present. Either personally or through other officers or employees of the Company, the President shall employ, direct, fix the compensation of, discipline, and discharge its personnel; employ agents, professional advisers and consultants; and perform all functions of a general manager of the Company's business. The President shall have authority to sign (either manually or in facsimile), with the Secretary or an Assistant Secretary, certificates representing Units or Interests of the Company. The President shall also have authority to execute and deliver on behalf of the Company, singly and without any additional signature or attestation, all deeds, mortgages, assignments, contracts and other instruments when required or deemed necessary or advisable by him in the ordinary conduct of the Company's normal business, except where such documents are expressly required by this Agreement, by resolution of the Manager, or by law to be executed by some other or an additional officer or agent of the Company. The President shall, in general, have all authority incident to the office of the President and shall have such other powers and duties as may, from time to time, be conferred upon or assigned to him or her by the Manager.

Section 6.6.   Vice Presidents. The Vice Presidents (if any) shall perform such duties as may be assigned to them, individually or collectively, by the Manager or by the President. In the absence or disability of the President, one or more of the Vice Presidents may perform such duties of the President as the President or the Manager may designate.

Section 6.7.   Secretary. The Secretary shall: (i) prepare or cause to be prepared the minutes of the meetings of the Member(s) and the Manager in books provided for such purpose and authenticate records of the Company; (ii) attend to the giving of all notices in accordance with the provisions of this Agreement and as required by law; (iii) have the authority (when required) to sign with the President or a Vice President in the name of the Company, and/or attest the signature of either to, all contracts, conveyances, transfers, assignments, encumbrances, authorizations and all other instruments, documents and papers, of any and every description whatsoever, of or executed for or on behalf of the Company; (iv) be the custodian of the records and the seal (if any) of the Company and attend to the affixing of the seal (if any) to all documents, the execution of which on behalf of the Company under its seal is duly authorized in accordance with the provisions of this Agreement; (v) have authority to sign (either manually or in facsimile), with the President or a Vice President, any and all certificates representing Units or Interests of the Company; (vi) have charge of and maintain and keep, or supervise and control the maintenance and keeping of, the Unit certificate books and transfer books (if any), and such other books and papers as the Manager may authorize, direct or provide for; (vii) perform generally all the duties incident to the office of Secretary; and (viii) have such other powers and duties as may, from time to time, be conferred upon or assigned to him or her by the Manager.

Section 6.8.   Treasurer. Unless otherwise determined by the Manager or the President, the Treasurer shall be the financial officer of the Company. The Treasurer shall: (i) have charge and custody of, and be responsible for, all funds and securities of the Company which come into his or her hands; (ii) have authority to endorse on behalf of the Company, for collection, checks, notes and other obligations, and deposit the same to the credit of the Company in such banks or other depositories as shall be selected by the Manager; (iii) receive, and give receipts and vouchers for, payments made to the Company from any source whatsoever; (iv) enter or cause to be entered, punctually and regularly, on the books of the Company, to be kept by Treasurer or under his or her supervision or direction for that purpose, full and accurate accounts of all monies received and paid out by, for or on account of, the Company; (v) render to the President and the Manager, whenever required by them, an account of all of his or her transactions as Treasurer of the Company and of the financial condition of the Company; (vi) perform generally all the duties incident to the office of Treasurer; and (vii) have such other powers and duties as may, from time to time, be conferred upon or assigned to Treasurer by the Manager or by the President. If required by the Manager, the Treasurer shall give such bond for the faithful performance of his or her duties in such amount and with such sureties as the Manager shall determine.

Section 6.9. **Assistant Secretaries.** The Assistant Secretaries (if any) shall perform such duties as from time to time may be assigned to them, individually or collectively, by the Manager, by the President, any Vice President, or by the Secretary. In the absence or disability of the Secretary, one or more of the Assistant Secretaries may perform such duties of the Secretary as the Secretary, the President, or the Manager may designate.

Section 6.10. **Assistant Treasurers.** The Assistant Treasurers (if any) shall perform such duties as from time to time may be assigned to them, individually or collectively, by the Manager, by the President, by any Vice President, or by the Treasurer. In the absence or disability of the Treasurer, one or more of the Assistant Treasurers may perform such duties of the Treasurer as the Treasurer, the President, or the Manager may designate.

Section 6.11. **Delegation of Authority.** In the case of the absence of any officer of the Company, or for any other reason that the Manager may deem sufficient, the Manager may delegate powers or duties of such officer to any other officer or officers for such length of time as they may determine.

Section 6.12. **Compensation.** Each officer of the Company shall receive such compensation, if any, for his or her service in such office as may be fixed from time to time by action of the Manager.

ARTICLE VII

Accounting and Records

Section 7.1. **Fiscal Year.** The fiscal year of the Company for financial and tax reporting shall end on the last day of the calendar year, or such other day as the Manager, in its sole discretion, shall determine.

Section 7.2.   **Books and Records.** The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices and shall be appropriate and adequate for the Company's business.

Section 7.3.   **Records and Information at Principal Place of Business.** The Company shall keep at its principal place of business all records required to be kept by it under the Act, including the following records and information:

　　　　(a)   A list of the full name and last known address of each Member setting forth the amount of cash each Member has contributed, a description and statement of the agreed value of the other property or services each Member has contributed or has agreed to contribute in the future, and the date on which each became a Member;

　　　　(b)   A copy of the Certificate, together with executed copies of any powers of attorney under which any Certificate, application, or certificate has been executed;

　　　　(c)   Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years; and

　　　　(d)   Copies of the then effective Agreement and all amendments thereto and all financial statements of the Company for the three (3) most recent fiscal years.

Section 7.4.   **Access to Records.** Any Member, legal representative of a deceased Member, or Member under legal disability may, at his or her expense and upon reasonable notice to the Manager, inspect and copy the records described in Section 7.3. The Company shall provide Member(s) and their agents and attorneys access to such records at the Company's principal place of business. The Company shall provide former Member(s) and their agents and attorneys, at their expense and upon reasonable notice to the Manager, access for proper purposes to such records pertaining to the period during which they were Member(s) at the Company's principal place of business. Such right of access shall include the right to inspect and copy records during ordinary business hours. The Company may impose a reasonable charge, limited to the costs of labor and material, for copies of records furnished. Each Member has the right upon written demand given to the Company to obtain a copy of the Agreement at the Company's expense.

Section 7.5.   **Tax Returns and Information.** The Manager shall cause to be prepared and timely filed all tax returns required to be filed by the Company pursuant to the Internal Revenue Code and the laws of each state in which the Company does business. The Manager shall use its best efforts to cause the Company to deliver, within 90 days after the end of each taxable year of the Company, to each Person who was an Interest Holder at any time during such taxable year all tax information concerning the Company which is necessary for the preparation of the Interest Holder's federal and state income tax returns for such taxable year, as required by the Internal Revenue Code, the Regulations, and the laws of any state.

Section 7.6.   Tax Elections. The Manager may make any and all tax elections permitted to be made by the Company pursuant to the Internal Revenue Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company; provided, however, that the Manager shall make any tax election requested by a Majority in Interest of the Class A Interests.

Section 7.7.   Tax Matters Partner.   The Manager shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Internal Revenue Code. The tax matters partner shall have all powers and responsibilities provided in the Internal Revenue Code. The tax matters partner shall keep all Member(s) informed of all notices from government taxing authorities which may come to the attention of the tax matters partner. The tax matters partner shall incur no liability to any Member with respect to any action undertaken in good faith in connection with such responsibilities. The Company shall pay and be responsible for all reasonable third party costs and expenses incurred by the tax matters partner in performing such responsibilities. Each Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax-related administrative or judicial proceeding against the Member, even though it relates to the Company. The tax matters partner shall not compromise any dispute with the Internal Revenue Service without the approval of a Majority in Interest of the Class A Interests.

Section 7.8.   Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

ARTICLE VIII

Transfer of Interests

Section 8.1.   General Restrictions on Transfers. No Interest Holder shall be permitted to sell, assign, exchange, gift, pledge, hypothecate, encumber, or otherwise Transfer all or any part of such holder's Interests or Member(s)hip Interests, except pursuant to and in accordance with the provisions of this Article VIII. Any attempted Transfer of any Interests or Member(s)hip Interests, or any part thereof, shall be null and void and of no effect, and the proposed transferee shall acquire no rights incident to such Interests, unless the Transfer is made pursuant to and in accordance with the provisions of this Article VIII.

Section 8.2.   Permitted Transfers. Subject to the provisions contained in Section 8.1 and satisfaction of the conditions set forth in clauses (a) through (e) of Section 8.3, the following Transfers of Interests or Member(s)hip Interests shall be permitted (the "**Permitted Transfers**"):

(a)   The Class A Interest Holders may at any time sell, assign, gift or otherwise Transfer all or any part of their Interests or Member(s)hip Interests to any of their Affiliates;

(b)   The Interest Holders may sell, assign, or otherwise Transfer their Interests or Member(s)hip Interests to their spouses or descendants, or to any trust established by them for the benefit of their spouses and/or descendants, or otherwise by operation of law; and

(c)   Any Transfers of Interests or Member(s)hip Interests made during the Initial Return Period with the prior written consent of the Manager and a Majority in Interest of the Interests who hold the same class of Interests proposed to be transferred.

An Assignee of Interests received in a Permitted Transfer shall be automatically admitted as a Substitute Member, unless otherwise directed by the Transferor. All Interests transferred pursuant to this Section 8.2 shall remain subject to the terms and conditions of this Agreement.

Section 8.3.   Conditions of Transfer. Subject to, and except as otherwise permitted by, the provisions in Sections 8.1 and 8.2, no Interest Holder (the "**Transferor**") shall sell, assign, exchange, gift, or otherwise Transfer all or any part of the Transferor's Interests or Member(s)hip Interests, unless and until all of the following requirements are satisfied:

(a)   The Transferor shall deliver to the Company an opinion of counsel satisfactory to the Company, or the Company shall otherwise be satisfied, that such transfer will not (i) result in the termination of the Company for federal income tax purposes, or (ii) jeopardize the treatment of the Company as a partnership for federal income tax purposes;

(b)   The Transferor shall deliver to the Company an opinion of counsel satisfactory to the Company, or the Company shall otherwise be satisfied, that such transfer is subject to an effective registration statement, or is exempt from the registration requirements, under all applicable federal and state securities laws;

(c)   The Transferor and the transferee shall execute and deliver such instruments of transfer, assignment, and assumption and other certificates, instruments, and documents, and shall perform such other acts, as the Manager may deem necessary or advisable to fully effectuate such transfer;

(d)   The transferee shall execute a written instrument, in form reasonably satisfactory to the Company, agreeing to be bound by all provisions of this Agreement affecting Assignees;

(e)   The transferee shall furnish to the Company the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Interests transferred, any other information reasonably necessary to permit the Company to file all required federal and state tax returns, and other legally required information statements and returns; and

(f)   If the Transferor proposes to sell all or part of his or her Interests, other than pursuant to a Permitted Transfer, the Transferor shall have offered to the Company the option to purchase such Interests and shall have otherwise complied with the requirements contained in

Section 8.4, and the Company shall have failed or refused to exercise their option to purchase such Interests.

Any transfer of an Interest made in compliance with the provisions of this Section 8.3 shall be deemed effective as of the first day of the first month following the satisfaction of all of the requirements contained in this Section, and thereupon, the transferee shall be deemed an Assignee. Each Transferor shall indemnify the Company and the other Member(s) from and against any and all loss, damage, and expense, including, without limitation, tax liabilities and loss of tax benefits, arising directly or indirectly as a result of any transfer or purported transfer in violation of the provisions of this Section.

Section 8.4.   Rights of First Refusal. If the Transferor proposes to sell all or any part of his or her Interests, other than pursuant to a Permitted Transfer, such Transferor shall first give written notice of such proposed sale to the Company, which notice shall set forth the name and address of the proposed transferee and the terms and conditions of the proposed sale, and such notice shall be accompanied by a copy of the purchase agreement or other written offer by the transferee to purchase the Transferor's Interests. The Company shall have the right to purchase those Interests proposed to be sold by the Transferor at the same purchase price and upon the same terms and conditions as are set forth in the written offer by the proposed transferee. The refusal right shall be exercised by the Company by written notice thereof given to the Transferor by the Company within 90 days after notice from the Transferor. If the Company exercises its refusal right to purchase all or any part of the Interests proposed to be sold by the Transferor, the Company shall have the right to designate the time, date, and place of the closing, provided that the date of the closing shall be within 120 days after the notice from the Transferor. If the Company fails or refuses to timely exercise its refusal right hereunder, the Transferor may then sell such Interests to, and only to, the proposed transferees specified in the Transferor's notice of transfer; provided, however, that such sale must be completed within 60 days after the Company failed or refused to timely exercise its refusal right, and such sale of such Interests shall be subject to the provisions of Section 8.6. In the event that the Transferor's Interests are not sold within such 60-day period, the provisions of this Article VIII shall again be applicable to such Transferor's Interests.

Section 8.5.   Admission of Assignee as Substitute Member. An Assignee of Interests (other than an Assignee of Interests received in a Permitted Transfer) shall have the right to become a Substitute Member with respect to such Interests if and when all of the following requirements are satisfied:

(a)   The admission of such Assignee as a Substitute Member is approved by a Majority in Interest of the Class A Member(s) (other than the Transferor), which approval may be granted or withheld in the absolute discretion of such Member(s);

(b)   All of the requirements contained in Sections 8.3 and 8.4 are satisfied;

(c)   Such Assignee shall execute this Agreement, or a counterpart signature page hereof, agreeing to be bound by the provisions of this Agreement, and such other instruments and documents as shall be reasonably required by the Manager to effectuate the admission of such Assignee as a Substitute Member; and

(d)   Such Assignee or the Transferor shall pay all reasonable expenses in connection with his or her admission as a Substitute Member, including, without limitation, all reasonable attorneys' fees and expenses of preparing any amendments to this Agreement.

Section 8.6.   Rights of Assignee. Unless and until an Assignee is admitted as a Substitute Member, an Assignee shall not be entitled to participate in the management or conduct of the Company's business, require access to information concerning the Company's transactions, or inspect or copy any of the Company's records. An Assignee who is not admitted as a Substitute Member shall only be entitled to: (i) receive distributions to which the Transferor would otherwise be entitled with respect to the transferred Interest; and (ii) upon dissolution and winding up of the Company's business, receive the net amount otherwise distributable to the Transferor with respect to the transferred Interest and receive a statement of account only from the date of the latest statement of account agreed to by all of the Member(s).

Section 8.7.   Rights of Transferring Member. If a Member assigns all or any portion of his or her Interests in the Company to an Assignee in accordance with this Agreement, then unless and until such Member ceases to be a Member pursuant to this Agreement and the Act or unless and until such Assignee is admitted as a Substitute Member, such transferring Member shall be entitled to the Member(s)hip Interests (other than the Interests) incident to such assigned Interests.

Section 8.8.   Repurchase. At any time on or after the first day of the Supplemental Return Period, the Company shall have the right to repurchase (which right it can assign to the Manager) outstanding Class B Interests, in whole or in any part, by paying in cash therefor a sum equal to two (2) times the amount of the Net Profit for the preceding year allocated pursuant to Section 3.2.1 to the Class B Interests to be repurchased. Any repurchase effected pursuant to this Section 8.8 shall be made on a pro rata basis among all Class B Interests then outstanding.

ARTICLE IX

Changes in Member(s)

Section 9.1.   Additional Member(s). Subject to the provisions of Section 2.3, the Class A Member(s) may at any time admit any Person as an Additional Member of the Company and grant to such Person such Interests, and such Person shall make such Capital Contributions to the Company, as shall be determined by a Majority in Interest of the Class A Member(s). Such Person shall be admitted as an Additional Member as of the first day of the first month following the satisfaction of all of the following requirements: (i) the admission of such Person as an Additional Member is approved by a Majority in Interest of the Class A Member(s); (ii) such Person pays or otherwise makes all required Capital Contributions; and (iii) such Person executes this Agreement, or a counterpart signature page hereof, agreeing to be bound by the provisions of this Agreement, and such other documents and instruments as shall be reasonably required by the Manager to effectuate the admission of such Person as an Additional Member.

Section 9.2.   Events of Dissociation. A Person shall cease to be a Member (the "**Dissociated Member**") of the Company upon the occurrence of any of the following events:

(a)   The Company's having received notice of the Member's express will to voluntarily withdraw upon the date of notice or on a later date specified by the Member;

(b)   The Transfer of all of a Member's Interests, other than a Transfer for security purposes or a court order charging the Member's interests that have not been foreclosed;

(c)   On application by the Company or another Member, the Member is expelled by judicial determination because the Member: (i) engaged in wrongful conduct that adversely and materially affected the Company's business; (ii) willfully or persistently committed a material breach of this Agreement or of a duty owed to the Company or the Member(s); or (iii) engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the business with the Member;

(d)   The Member: (i) becomes a Debtor in Bankruptcy; (ii) executes an assignment for the benefit of creditors; (iii) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or of all or substantially all of the Member's property; or (iv) fails, within 90 days after the appointment, to have vacated or stayed the appointment of a trustee, receiver, or liquidator of the Member or of all or substantially all of the Member's property obtained without the Member's consent of acquiescence, or fails within 90 days after the expiration of a stay to have the appointment vacated;

(e)   In the case of a Member who is an individual, the death of the Member;

(f)   In the case of a Member that is a trust or is acting as a Member by virtue of being a trustee of a trust, the distribution of the trust's entire rights to receive distributions from the Company, but not merely by reason of the substitution of a successor trustee;

(g)   In the case of a Member that is an estate or is acting as a Member by virtue of being a personal representative of an estate, the distribution of the estate's entire rights to receive distributions from the Company, but not merely the substitution of a successor personal representative; or

(h)   The termination of the existence of a Member, if the Member is not an individual, estate, or trust other than a business trust.

Section 9.3.   **Effects of Dissociation.** Upon a Member's dissociation from the Company, the Member shall cease to be a Member, and shall be treated the same as a Assignee. The Dissociated Member shall be entitled to receive only those distributions to which such Dissociated Member would have been entitled had such Dissociated Member remained a Member (and only at such times as such distributions would have been made had such Dissociated Member remained a Member). Upon a Member's dissociation from the Company, the Company shall be entitled, but not obligated, to repurchase, in whole or in any part, the Dissociated Member's Interests at fair market value (to be determined in good faith by the Manager) by delivering to such Dissociated Member a written notice setting forth the

Company's intent to exercise its rights hereunder, the number of Interests to be repurchased, the fair market value of such Interests, and the time, place and date of the closing, provided that the date of such closing shall be within ninety (90) days after delivery of its notice to the Dissociated Member.

ARTICLE X

Dissolution and Winding Up

Section 10.1. Dissolution Events. The Company shall be dissolved, and, unless continued pursuant to Section 10.2, its business shall be wound up, upon the occurrence of any of the following events:

(a) The occurrence of an event that makes it unlawful for all or substantially all of the business of the Company to be continued, unless such illegality is cured within 90 days after notice to the Company of the event, which cure shall be effective retroactively to the date of the event for the purpose of this Section 10.1;

(b) Upon the entry of a judicial decree on the application by any Member or a Dissociated Member that: (i) the economic purpose of the Company is likely to be unreasonably frustrated; (ii) another Member has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the Company's business with that Member; (iii) it is not otherwise reasonably practicable to carry on the Company's business in conformity with the Certificate and this Agreement; or (iv) the Manager or Member(s) in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, or fraudulent with respect to the petitioner;

(c) The administrative dissolution of the Company under the Act, unless the Company is reinstated within 90 days after it receives notice of such administrative dissolution; or

(d) The written consent or agreement of a Majority in Interest of the Class A Interests.

Notwithstanding any provision in this Agreement to the contrary, no Assignee of an Interest shall have the right to institute a proceeding to obtain a judicial determination that it is equitable to wind up the Company's business.

Section 10.2. Continuation of Company After Dissolution. Notwithstanding the dissolution of the Company, the business of the Company shall be continued if, at any time within 90 days after the dissolution of the Company and before the winding up of its business is completed, a Majority in Interest of the Class A Interests (excluding a Dissociated Member whose dissociation caused the dissolution) waive the right to have the Company's business wound up and the Company terminated. In such event, the Company shall resume carrying on its business as if dissolution had never occurred and any liability incurred by the Company or a Member after the dissolution and before the waiver is determined as if the dissolution had never occurred, and the rights of a third party accruing under the Act or arising out of conduct in reliance on the dissolution before the third party knew or received a notification of the waiver shall not be adversely affected.

Section 10.3. <u>Winding Up Company's Business</u>. After the dissolution of the Company, unless and until the business of the Company is continued in accordance with Section 10.2, the Manager shall wind up the Company's business and affairs in accordance with the Act. A Dissociated Member who has wrongfully dissociated may not participate in the winding up of the Company's business and affairs.

Section 10.4. <u>Distribution of Assets</u>. Upon the winding up of the Company, the assets of the Company shall be distributed as follows:

(a) First, to the creditors of the Company (including Member(s) and Manager who are creditors, to the extent permitted by law) to satisfy the liabilities of the Company, whether by payment or by the establishment of adequate reserves;

(b) Second, to the Interest Holders in accordance with the positive balances in their respective Capital Accounts, after taking into account any allocations of Net Profits or Net Losses, any distributions, and all other Capital Account adjustments for the Company's taxable year in which the liquidation occurs; and

(c) Third, the balance, if any, to the Interest Holders, pro rata in proportion to their respective Percentage Interests.

Distributions to Interest Holders shall be in cash or property (which need not be distributed proportionately), or partly in both, as determined by the Manager. Liquidation proceeds shall be paid within 60 days after the end of the Company's taxable year during which liquidation occurs, or, if later, within 90 days after the date of liquidation.

Section 10.5. <u>Certificate of Cancellation</u>. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed, a Certificate of Cancellation as required by the Act shall be executed in duplicate and filed with the Florida Secretary of State. Upon the filing of the Certificate of Cancellation with the Florida Secretary of State, the existence of the Company shall terminate, except for the purpose of suits, other proceedings, and appropriate action as provided in the Act.

ARTICLE XI

Indemnification

Section 11.1. Indemnification Rights. If approved by a Majority in Interest of the Class A Interests, the Company shall indemnify to the fullest extent permitted by law any Person who is an Organizer, employee or agent of the Company against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with any action, suit, proceeding or claim commenced or threatened against such Person arising from any act, or failure to act, by such Person in connection with the business and affairs of the Company after the Effective Date of this Agreement, if such Person acts in good faith and in a manner the Person reasonably believes to be in, or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such Person's conduct was unlawful.

Section 11.2. Indemnification Not Exclusive. The rights of indemnification provided for in Section 11.1 shall be in addition to, and shall not exclude, limit or preclude, any other rights to which any Member, Organizer, employee or agent of the Company may be entitled to under the Act, any agreement or contract, any other applicable law, or otherwise.

ARTICLE XII

Miscellaneous Provisions

Section 12.1. No Liability for Company Debts. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are and shall be solely the debts, obligations, and liabilities of the Company. A Member or Manager shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being or acting as a Member or Manager. The failure of the Company to observe the usual Company formalities or requirements relating to the exercise of its Company powers or management of its business shall not be a ground for imposing personal liability on the Member(s) or Manager for the liabilities of the Company.

Section 12.2. Confidential Information and Non-Competition.

Subsection 12.2.1. Confidential Information. Each Member acknowledges that, as a result of his or her relationship with the Company, he or she may acquire, or has acquired, access to or knowledge of certain (i) trade secrets of the Company (as defined under Florida law, "**Trade Secrets**"), and (ii) information relating to the Company or its business and affairs (whether or not constituting Trade Secrets), including, without limitation, the names, addresses and other information and records relating to the Company's past, present, and potential customers, clients and suppliers, technologies, formulas, know-how, sales, marketing and distribution methods and strategies, new products and services, project proposals and work in process, business plans, financial results and financial conditions, computer programs and software (including flow charts, logic diagrams, object codes and source codes), and all notes, memoranda, correspondence, records and other written documents relating to such information, whether or not marked "Confidential" (the information described in clauses (i) and (ii) of this Section is collectively referred to herein as the "**Confidential Information**"). Each Member further acknowledges that all such Confidential Information is the property of the Company and that any disclosure of such Confidential Information in violation of this Agreement will substantially and adversely affect the business of the Company. Each Member therefore agrees that he or she shall forever keep confidential all such Confidential Information and shall not, directly or indirectly, disclose to anyone (except in furtherance of the Company's or any Affiliate's business), or use for such Member's benefit or to the detriment of the Company or any Affiliate of the Company, any such Confidential Information or authorize, cause, or induce others to do so. Notwithstanding the foregoing, the confidentiality covenants contained herein shall not apply to any information that (1) already is or becomes generally available to the public other than as a result of a disclosure by the Member, (2) is required to be disclosed under applicable law or judicial process, but only to the extent it is required to be disclosed, or (3) is required to be disclosed to the primary lenders of the Company or any of its Affiliates. This Section supplements and does not supersede the Member's obligations under all statutes and common laws intended to protect the Company's Trade Secrets.

Subsection 12.2.2. **Survival of Covenant.** If any Person ceases to be a Member for any reason, such Person shall, subject to Subsection 12.2.3 hereof, nevertheless continue to be bound by all of the covenants and agreements set forth in Subsection 12.2.1.

Subsection 12.2.3. **Termination of Confidentiality upon Dissolution.** Notwithstanding Subsections 12.2.1 and 12.2.2, all confidentiality covenants contained therein shall terminate immediately if the Company is dissolved.

Subsection 12.2.4. **Remedies.** Each Member acknowledges that any breach or violation of any confidentiality covenant contained in Section 12.1 will cause irreparable injury to the Company. Therefore, if the Member breaches, or threatens to breach, any such confidentiality covenant, then, in addition to any and all other legal and equitable remedies available to the Company, the Company shall be entitled to a temporary restraining order and/or injunction restraining the Member from violating such covenant and shall be entitled to recover all costs and expenses incurred by the Company in enforcing any such remedy, including reasonable attorneys' fees.

Section 12.3. **Conflict Transactions.** Subject to Sections 2.3, 2.4, and 5.1 hereof, any Member may lend money to or transact other business with the Company and shall have the same rights and obligations with respect thereto as a Person who is not a Member. Any contract or other transaction between the Company and any Member or Manager, or any Affiliate of the Member or Manager, including any contract or other transaction that may violate a fiduciary duty or standard of care required under the Act (a "**Conflict Transaction**"), shall be valid for all purposes if: (i) the material facts of the transaction and the Member's, Manager's, or Affiliate's interest were disclosed or known to the Manager, and the transaction is approved or ratified by the Manager who have no interest in the Conflict Transaction; or (ii) the material facts of the transaction and the Member's, Manager's, or Affiliate's interest were disclosed or known to the Member(s), and the transaction was approved or ratified by a Majority in Interest of the Class A Interests; or (iii) the transaction was fair to the Company. This Section shall not be construed to require authorization, ratification, or approval by the Member(s) of any Conflict Transaction or invalidate any Conflict Transaction that would otherwise be valid under common and statutory law applicable thereto.

Section 12.4. **Amendments.** This Agreement may be amended or modified from time to time only by a written instrument approved by a Majority in Interest of the Class A Interests, except that any amendment that would (i) impose additional liability on any Member, (ii) increase the amount of Capital Contributions required of a Member (other than additional Capital Contributions approved pursuant to Section 2.3) or accelerate the dates of payment of any required Capital Contributions, (iii) alter the rights of a Member in distributions, Net Profits or Net Losses, or (iv) modify the provisions of this Section shall be subject to the majority vote provisions of Section 2.1. All amendments to this Agreement must be in writing.

Section 12.5. **Waivers.** No provision of this Agreement shall be deemed to have been waived unless such waiver is executed in writing by the party waiving such provision. No waiver of any provision of this Agreement shall constitute a waiver of any other provision of this Agreement. No waiver of any breach or violation of any provision of this Agreement shall constitute a waiver of any subsequent breach of such provision.

Section 12.6. **Title to Company Property.** Legal title to all property of the Company shall be held and conveyed in the name of the Company.

Section 12.7. **Organization Expenses.** The Company shall pay all expenses incurred in connection with the organization of the Company.

Section 12.8. **No Partnership Intended for Non-Tax Purposes.** The Member(s) have formed the Company under the Act and expressly do not intend hereby to form a partnership or limited partnership. The Member(s) do not intend to be partners to one another or partners as to any third party. To the extent that any Member, by word or action, represents to another Person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

Section 12.9. **Rights of Creditors and Third Parties Under this Agreement.** This Agreement is entered into among the Member(s) for the exclusive benefit of the Company and the Member(s), and their successors and assigns (subject to the provisions hereof restricting transfer of Interests), and is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third Person shall have any rights or remedies under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

Section 12.10. <u>Representations and Warranties</u>. Each Member hereby represents and warrants to the Company and each other Member that:

(a)   The Member is acquiring his or her Interests in the Company based upon his or her own investigation, and the exercise by such Member of his or her rights and the performance of his or her obligations under this Agreement, will be based upon his or her own investigation, analysis and expertise. Prior to such Member's execution of this Agreement, such Member: (i) has been given the opportunity to ask questions concerning the Company and the terms and conditions of the offering of the Interests, all of which have been answered to his or her full satisfaction; (ii) has been given the opportunity to obtain any additional information material to the Company and the Interests which he or she has requested; and (iii) has either had access to all of the material facts with respect to the Interests by reason of his or her active involvement in the organization and/or management of the Company or has otherwise received all of the material facts with respect to the Company and the Interests.

(b)   The Member is acquiring the Interests for such Member's own investment and for such Member's own account and has no present intention to sell, distribute, or otherwise transfer the Interests, directly or indirectly, to any other Person.

(c)   The Member understands and acknowledges that: (i) the Interests have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws, in reliance upon certain exemptions from such registration requirements; (ii) the Company has no present intention to register the Interests; and (iii) the Interests may not be sold or otherwise transferred unless and until the Interests are registered under the applicable state and federal securities laws or unless exemptions from such registration requirements are available.

(d)   The Member has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of investing in the Interests. The Member has adequate means of providing for his or her current and anticipated financial needs, and is able to bear the economic risk of an investment in the Interests for an indefinite period of time, including the possibility of a total loss thereof.

(e)   The Member acknowledges that he or she is aware of all restrictions imposed upon the transferability and resale of the Interests pursuant to this Agreement and otherwise.

Section 12.11. <u>Reliance on Authority of Person Signing Agreement</u>. If a Member is an Entity, neither the Company nor any Member or Manager shall be required to: (i) determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such Entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual, or (ii) see to the application of distributions paid or credited to such individual signing this Agreement on behalf of such Entity.

Section 12.12. <u>Notices</u>. Except as expressly provided otherwise in this Agreement, any notice or other communication required to be given pursuant to this Agreement shall be in writing and shall be either: (i) delivered personally to the party to be notified, (ii) sent by United States mail, first class postage prepaid, to the party to be notified, (iii) delivered by an overnight delivery courier service to the party to be notified, or (iv) transmitted by facsimile to the party to be notified at such party's facsimile number provided from time to time by such party to the Company. Any notice to the Company or any Manager who is not a Member shall be addressed to the Company's principal place of business, and any notice to any Interest Holder (including a Member in his or her capacity as a Manager) shall be addressed to such Interest Holder's address specified on Schedule A attached hereto, or as otherwise provided to the Manager. Any such notice shall be deemed to have been given as of the earlier of: (a) the date of actual receipt of such notice, or (b) the third business day following the date on which the mail containing such notice is posted if sent by United States mail, or (c) the first business day after such notice is delivered to an overnight delivery courier service for delivery to the party to be notified, or (d) the date of the confirmed transmission of any notice by facsimile. Any party to this Agreement may designate a different address or facsimile number to which notices are to be sent to such party by notifying all other parties to this Agreement as to such different address or facsimile number in the manner set forth above in this Section.

Section 12.13. **Unit Certificates.** The Company's Units may, at the sole discretion of the Manager, be represented by written certificates. In the event that certificates representing Units are issued, such certificates shall bear a legend indicating the restrictions on transferability set forth in this Agreement.

Section 12.14. **Specific Performance.** The parties recognize that irreparable injury will result from any breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of any breach or threatened breach of any provision of this Agreement, the Company and any Member or Member(s) who may be injured shall be entitled, in addition to any other remedies which may be available, to one or more preliminary or permanent orders: (i) restraining and enjoining any act or omission which would constitute a breach of this Agreement, or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

Section 12.15. **Severability.** If any provision of this Agreement is held to be unenforceable, invalid or void, such provision shall be deemed to be severable from the remaining provisions of this Agreement, and such holding shall in no way impair or affect the validity or enforceability of the remaining provisions of this Agreement, which shall then be construed as if such invalid or unenforceable provision were omitted.

Section 12.16. **Entire Agreement.** This Agreement constitutes the entire agreement among the Member(s) and the Company with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, representations, understandings, conditions, and warranties, written or oral, not contained in this Agreement or the Certificate.

Section 12.17. **Controlling Law.** This Agreement and the rights of the parties hereunder shall be governed by, interpreted, and enforced in accordance with the laws of the State of Florida.

Section 12.18. <u>Arbitration</u>. Any dispute or controversy arising from or in connection with this Agreement, or the breach or violation of any provision thereof, including, without limitation, contract disputes and tort claims, shall be determined and settled by binding arbitration in accordance with the rules of the American Arbitration Association. The American Arbitration Association shall choose one arbitrator to hear the parties and settle any dispute. All arbitration hearings shall be conducted in the State of Florida. All applicable statutes of limitation shall apply to any dispute, and the commencement of an arbitration proceeding shall be deemed the commencement of an action for such purposes. The arbitrator shall have no power to award punitive or exemplary damages or to ignore or vary the terms of this Agreement or any other agreement executed in connection with this Agreement, including choice of law provisions. Each party shall bear its own costs and expenses incurred in connection with the arbitration, and the fees and expenses of the arbitrator shall be paid in equal shares by the parties to the arbitration. Any award rendered in the arbitration shall be final and binding upon the parties thereto, and judgment upon the arbitration award may be entered in a court having jurisdiction thereof. Notwithstanding any provision in this Section 12.18 to the contrary, any party shall have the right to proceed in any court of proper jurisdiction to enforce or obtain provisional or ancillary remedies, including injunctive relief; provided, however, that the preservation of these remedies shall not limit the power of the arbitrator to grant similar remedies that may be requested by a party to the arbitration.

Section 12.19. <u>Successors and Assigns</u>. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, subject to the provisions hereof restricting the transfer of Interests and the rights of Assignees.

Section 12.20. <u>Defined Terms</u>. Unless the context of their use requires a different interpretation or unless expressly provided otherwise in this Agreement, capitalized terms used in this Agreement shall have the meanings assigned to such terms in this Section 12.20 or the meanings assigned to such terms by parenthetic reference throughout this Agreement. Any term used but not defined in this Agreement shall have the meaning set forth in the Act. When used in this Agreement, the following terms shall have the meanings set forth below:

"**Act**" shall mean the Florida Limited Liability Company Act (6 *Del. C*. § 18-101 *et seq*.), as amended from time to time.

"**Additional Member**" shall mean any Person admitted as a Member pursuant to Section 9.1.

"**Adjusted Capital Account Deficit**" shall mean, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) the deficit shall be decreased by the amounts which the Interest Holder is obligated to restore pursuant to this Agreement (if any) or is deemed obligated to restore pursuant to Sections 1.704-2(g)(1) and (i)(5) of the Regulations (i.e., the Interest Holder's share of Minimum Gain and Member Minimum Gain); and (ii) the deficit shall be increased by the items described in Sections 1.704-1(b)(2)(ii)*(d)(4)*, *(5)* and *(6)* of the Regulations (i.e., certain expected year-end adjustments required for "qualified income offset" provisions).

"**Affiliate**" or "**Affiliated**" shall mean, with respect to any Person: (i) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any other Person owning or controlling 50% or more of the outstanding equity interests or voting rights of such Person, (iii) any subsidiary 50% or more of the outstanding equity interests or voting rights of which are owned or controlled by such Person, (iv) any officer, director, general partner, manager, trustee, or other Person of a similar capacity of such Person or of any Person described in clauses (i) through (iii) of this sentence, or (v) any spouse, descendant (whether natural, adopted or step-related), ancestor, or other member of the family of such Person, or any of their respective spouses, descendants (whether natural, adopted or step-related), ancestors, or family members. For the purpose of this definition, the term "controls," "is controlled by," or "is under common control with," shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such a Person, whether through the ownership of voting securities, by contract, or otherwise.

"**Agreement**" shall mean this Operating Agreement and Schedule A, as amended from time to time.

"**Applicable Tax Rate**" shall mean, at any given time, the combined sum of the highest marginal federal, state and local income tax rates then in effect for any Member or Interest Holder or other Person subject to the payment of income taxes on the earnings of the Company.

"**Assignee**" shall mean a transferee of an Interest who has not been admitted as a Substitute Member.

"**Capital Account**" shall mean the account established and maintained for each Interest Holder pursuant to Section 2.5.

"**Capital Contribution**" shall mean the amount set forth on the attached Schedule A with respect to each Member.

"**Certificate**" shall mean the Certificate of Formation of the Company filed with the Florida Secretary of State, as amended or restated from time to time.

"**Distributable Cash**" shall mean, for any applicable period, all cash funds received by the Company (other than from Capital Contributions and loans to the Company), less: (i) all amounts paid, or set aside for payment of, operating expenses of the Company, debt payments (including principal and interest), and capital improvements and replacements, and (ii) any amounts determined by the Manager, in its sole discretion, as necessary as a reasonable allowance for reserves, contingencies, and anticipated obligations of the Company.

"**Entity**" shall mean any association, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, joint stock association, joint venture, firm, trust, business trust, cooperative, foreign association of like structure, or any other Person other than an individual.

"**Initial Return Period**" shall mean the five (5) year period following the date hereof.

"**Interest**" shall mean the economic rights of a Member or Assignee in the Company, including a Member's or Assignee's right to receive distributions from the Company and share of the Net Profits and Net Losses of the Company, as provided in this Agreement and the Act, but shall not include any right to vote on, consent to, or otherwise participate in any decision of the Member(s) (unless the holder of the Interest is a Member). The Interests shall consist of "**Class A Interests**" and "**Class B Interests**."

"**Interest Holders**" shall mean any Person who holds an Interest in the Company, including any Member who has not assigned his or her entire Interest in the Company and any Assignee who has acquired an Interest in accordance with this Agreement and the Act (whether or not the Assignee has been admitted as a Substitute Member). A "**Class A Interest Holder**" means the holder of a Class A Interest, and a "**Class B Interest Holder**" means the holder of a Class B Interest.

"**Internal Revenue Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"**Majority in Interest**" shall mean, at any given time, those Member(s) that own in the aggregate more than 50% of the outstanding Units held by all Member(s), by all members of a specified Class of Member(s), or by a specified other group of Member(s), as the case may be.

"**Manager**" shall mean any Person designated by the Class A Member(s) as the Manager in accordance with Article IV.

"**Member**" shall mean any Person who becomes a Member of the Company upon formation of the Company or in the manner and at the time provided in this Agreement, or if this Agreement does not so provide, in the manner and at the time provided in the Act, including any Additional Member or Substitute Member who is not a Dissociated Member. "**Class A Member**" means the owner of a Class A Member(s)hip Interest, and "**Class B Member**" means the owner of a Class B Member(s)hip Interest.

"**Member Loan Nonrecourse Deductions**" shall mean any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Section 1.704-2(i) of the Regulations.

"**Member Minimum Gain**" shall have the meaning set forth in Section 1.704-2(i) of the Regulations for "partner nonrecourse debt minimum gain."

"**Member(s)hip Interests**" shall mean all of the rights of a Class A Member or Class B Member, as the case may be, in the Company as provided in this Agreement, including a Member's (i) Interests (including the right to receive distributions); (ii) right to inspect the Company's books and records; and (iii) right to vote on, consent to, or otherwise participate in, any decision or action of or by the Member(s) granted pursuant to this Agreement or the Act. "**Class A Member(s)hip Interests**" means the Member(s)hip Interests of the Class A Member(s), and "**Class B Member(s)hip Interests**" means the Member(s)hip Interests of the Class B Member(s).

"**Minimum Gain**" shall have the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations. Minimum Gain shall be computed separately for each Interest Holder in a manner consistent with the Regulations under Section 704(b) of the Internal Revenue Code.

"**Net Losses**" and "**Net Profits**" shall; mean, for each taxable year of the Company (or other period for which Net Losses or Net Profits must be computed), the Company's taxable income or loss as determined for federal income tax purposes, adjusted as follows:

(a)   All items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in computing taxable income or loss; and

(b)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Losses or Net Profits, shall be added to such taxable income or loss; and

(c)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Internal Revenue Code or treated as such pursuant to Section 1.704-1(b)(2)(iv)*(i)* of the Regulations, and not otherwise taken into account in computing Net Losses or Net Profits, shall be subtracted from such taxable income or loss; and

(d)   In lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(e)   Gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes; and

(f)   Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 3.3 shall not be taken into account in computing Net Losses or Net Profits.

"**Nonrecourse Deductions**" shall have the meaning set forth in Section 1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Section 1.704-2(c) of the Regulations.

"**Nonrecourse Liability**" shall have the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

"**Organizer**" shall mean a signer of the original Certificate.

"**Percentage Interest**" shall mean the percentage set forth on the attached Schedule A with respect to each Interest Holder.

"**Person**" (whether or not capitalized) shall mean and include any individual, partnership, domestic or foreign limited partnership, limited liability company or foreign limited liability company, trust, estate, association, corporation, governmental body, or other judicial being.

"**Regulations**" shall mean the proposed, temporary and final tax regulations of the Department of Treasury promulgated under the Internal Revenue Code, as such regulations may be changed from time to time.

"**Substitute Member**" shall mean any Assignee admitted as a Member pursuant to Sections 8.2 or 8.5.

"**Supplemental Return Period**" shall mean the five (5) year period following the Initial Return Period.

"**Transfer**" (whether used as a noun or a verb) shall mean any sale, assignment, exchange, gift, pledge, hypothecation, or other disposition of Units or Interests, whether voluntary or involuntary.

"**Transferor**" shall mean, as the case may be, any Member, Interest Holder, or other Person who makes or proposes to make a Transfer of any Units or Interests.

"**Unit**" shall mean a unit of measurement of an Interest of an Interest Holder in the Net Profits, Net Losses, capital, and distributions of the Company as determined in accordance with the Certificate and this Agreement, including "**Class A Units**" representing the Class A Interests and "**Class B Units**" representing Class B Interests. The number and class of Units to be issued to each Initial Member in exchange for such Member's initial Capital Contribution is set forth on Schedule A attached hereto.

"**Unreimbursed Capital Contribution**" shall mean the positive difference between (i) a Member's Capital Contribution and (ii) the cumulative distributions to that Member pursuant to Section 3.1.1 but not less than zero ($0).

Section 12.21. <u>Conflicts and Inconsistencies with the Act</u>. This Agreement is a limited liability company agreement within the meaning of, and is subject to and governed by, the Act and the Certificate. In the event that any provision of this Agreement is prohibited by any provision of the Act or is in direct conflict with any provision of the Certificate, such provision of the Act or the Certificate, as the case may be, shall be controlling. If any provision of this Agreement is inconsistent with, or different than, any non-mandatory provision of the Act, the provision of this Agreement shall be controlling. To the extent that any provision of this Agreement is prohibited by the Act, this Agreement shall be considered amended to the smallest extent possible in order to make such provision of this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any such provision of the Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such amendment or interpretation.

Section 12.22. <u>Rules of Construction</u>. The headings of Certificate, Sections, Subsections and paragraphs in this Agreement are for descriptive purposes only and shall not control, alter, or otherwise affect the meaning, scope or intent of any provisions of this Agreement. Except as expressly provided otherwise in this Agreement, any reference to an Article, Section, Subsection, Exhibit or Schedule shall mean and refer to an Article, Section, Subsection, Exhibit or Schedule of this Agreement. Except where the context of their use clearly requires a different interpretation, singular terms shall include the plural, and masculine terms shall include the feminine or neuter, and vice versa, to the extent necessary to give the defined terms or other terms used in this Agreement their proper meanings. The locative adverbs, "herein," "hereof," "hereunder," "hereto," "hereinafter," "hereinbefore," and similar words, wherever they appear in this Agreement, shall mean and refer to this Agreement in its entirety and not to any specific Article, Section, Subsection or paragraph of this Agreement, unless the context of their use clearly requires a different interpretation. Any reference to any statute or other provision of the Act, the Internal Revenue Code, the Regulations, or other statute shall include all amendments thereto and any and all corresponding sections or provisions of any successor statute.

Section 12.23. <u>Incorporation by Reference</u>. <u>Schedule A</u> and all other Schedules and Exhibits identified herein are hereby incorporated herein by this reference.

Section 12.24. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed an original, but all of such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the Member(s) have executed this Agreement, or multiple counterparts thereof as of the date first above written.

AWS Holdings, LLC

By:_____
Douglas Marcille,
its Manager

By:_____
Howard Ullman,
its President

Acceptance by Company

The undersigned Company agrees to obey, abide by, and be bound by all of the covenants, obligations, terms and conditions of the foregoing Limited Liability Company Agreement, as may be amended from time to time.

ATMOSPHERIC WATER SOLUTIONS, LLC

By:_____
Douglas Marcille,
its Manager

By:_____
Howard Ullman,
its President

Date: _____

SCHEDULE A

Limited Liability Company Agreement of ATMOSPHERIC WATER SOLUTIONS, LLC

Dated: January 1, 2017

Interest Holder (A)	Capital Contribution	Percentage Interest
Class A Interest Holders		
AWS Holdings, LLC	$10	>90%
Other	N/A	<10%
Class B Interest Holders		
None		